UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

(Amendment No. 1 to Form 8-A Originally Filed on August 1, 2023)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

LIBERTY MEDIA CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Nevada	37-1699499
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12300 Liberty Boulevard
Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Series A Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC
Series C Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: 001-35707

Securities to be registered pursuant to Section 12(g) of the Act: None

This Amendment No. 1 on Form 8-A/A (this “Amendment No. 1”) amends and restates in its entirety the Registration Statement on Form 8-A filed by Liberty Media Corporation (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on August 1, 2023. This Amendment No. 1 is being filed by the Registrant in connection with its change in state of incorporation from the State of Delaware to the State of Nevada (the “Reincorporation”) pursuant to a plan of conversion, adopted as of March 11, 2026 (the “Plan of Conversion”). The Reincorporation, including the Plan of Conversion, was submitted to a vote of, and approved by, the Registrant’s stockholders at the annual meeting of the stockholders of the Registrant held on May 11, 2026, as set forth in the Registrant’s definitive proxy statement on Schedule 14A as filed with the SEC on March 26, 2026.

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are the Series A common stock, par value $0.01 per share (the “Series A common stock”), and the Series C common stock, par value $0.01 per share (the “Series C common stock”), of the Registrant. The Series A common stock and the Series C common stock are listed on the Nasdaq Global Select Market under the symbols “FWONA” and “FWONK,” respectively.

A description of the Series A common stock, Series B common stock, par value $0.01 per share, of the Registrant (the “Series B common stock” and, together with the Series A common stock and Series C common stock, the “Common Stock”) and Series C common stock, as set forth in the Registrant’s Articles of Incorporation (the “articles”) is set forth below. The following description is qualified by reference to the full text of the articles, which is incorporated by reference as Exhibit 3.1 to this Amendment No. 1.

Common Stock

Authorized Capital Stock

The Registrant is authorized to issue up to (i) 1,018,750,000 shares of Common Stock, of which 500,000,000 are designated as Series A common stock, 18,750,000 are designated as Series B common stock and 500,000,000 are designated as Series C common stock, and (ii) 50,000,000 shares of preferred stock (which class is issuable in series as described below).

Dividends and Other Distributions

The holders of the Common Stock are entitled to such dividends and other distributions as may be declared from time to time by the board of directors of the Registrant (the “board”) as permitted by Nevada Revised Statutes (the “NRS”) Chapter 78. Except as otherwise described below, whenever a dividend is paid to the holders of one series of Common Stock, the Registrant will also pay to the holders of the other series of its Common Stock an equal per share dividend.

Distributions made in shares of Series A common stock, Series B common stock, Series C common stock or any other security with respect to the Series A common stock, Series B common stock or Series C common stock may be declared and paid only as follows:

•	a distribution (1) consisting of shares of Series C common stock (or securities convertible therefor) to holders of Series A common stock, Series B common stock and Series C common stock, on an equal per share basis; or (2) consisting of (x) shares of Series A common stock (or securities convertible therefor other than, for the avoidance of doubt, shares of Series B common stock) to holders of Series A common stock, on an equal per share basis, (y) shares of Series B common stock (or securities convertible therefor) to holders of Series B common stock, on an equal per share basis, and (z) shares of Series C common stock (or securities convertible therefor) to holders of Series C common stock, on an equal per share basis; and

•	a share distribution consisting of any class or series of securities of the Registrant or any other person, other than shares of Series A common stock, Series B common stock or Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of Series A common stock, Series B common stock and Series C common stock; (2) separate classes or series of securities, on an equal per share basis, to holders of each such shares of Common Stock; (3) a separate class or series of securities to the holders of one or more series of Common Stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of Common Stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of Series B common stock receiving securities of the class or series having the highest relative voting rights and the holders of shares of each other series of Common Stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of Series A common stock and Series C common stock, then such securities shall be distributed either as determined by the board of directors or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of Series A common stock and Series C common stock corresponds, to the extent practicable, to the relative voting rights of each such series of Common Stock.

Conversion Rights

Each share of Series B common stock is convertible, at the option of the holder, into one share of Series A common stock. Shares of Series A common stock and Series C common stock are not convertible at the option of the holder into shares of any other series of Common Stock.

Voting Rights

Holders of Series A common stock are entitled to one vote for each share of such stock held of record and holders of Series B common stock are entitled to ten votes for each share of such stock held of record on all matters submitted to a vote of stockholders. Holders of Series C common stock are not entitled to any voting powers (including with respect to any class votes to increase or decrease the number of authorized shares taken in accordance with the terms of the articles). In the event the holders of Series C common stock are entitled to vote on any matter under Nevada law or the articles, such holders of Series C common stock are entitled to 1/100th of a vote for each share of such stock held of record and will vote as one class with all other stockholders entitled to vote on the matter (unless otherwise required by the articles, Nevada law or the terms of any preferred stock designation).

Holders of shares of Series A common stock and Series B common stock will vote as one class on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of the articles or Nevada law.

The articles impose supermajority voting requirements in connection with certain articles amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66⅔% of the aggregate voting power of the Registrant’s outstanding voting securities, voting together as a single class.

Reclassification

The Registrant may not reclassify, subdivide or combine any series of Common Stock without reclassifying, subdividing or combining the other series of Common Stock, on an equal per share basis.

Liquidation

Upon the Registrant’s liquidation, dissolution or winding up, after payment or provision for payment of the debts and liabilities of the Registrant and subject to the prior payment in full of the preferential amounts to which any series of preferred stock is entitled, the holders of shares of Series A common stock, the holders of shares of Series B common stock and the holders of shares of Series C common stock will share equally, on a share for share basis, in the assets of the Registrant remaining for distribution to the holders of Common Stock.

Description of Other Provisions of the Registrant’s Articles

Preferred Stock

The articles authorize the board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

•	the designation of the series;

•	the number of authorized shares of the series, which number the board may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;

•	the dividend rate or amounts, if any, and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

•	the rights of the series in the event of the Registrant’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

•	the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of the board;

•	the voting powers, if any, of the holders of the series;

•	the terms and conditions, if any, for the Registrant to purchase or redeem the shares of the series; and

•	any other relative rights, preferences and limitations of the series.

The Registrant believes that the ability of the board to issue one or more series of its preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of Common Stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which the Registrant’s securities may be listed or traded.

Although the board has no intention at the present time of doing so, it may issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based upon its judgment as to the best interests of the Registrant. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of its stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Board of Directors

The articles provide that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of directors on the board will not be less than three and the exact number will be fixed from time to time by a resolution of its board. The members of the board, other than those who may be elected by holders of any preferred stock, are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of the current Class I directors expires at the annual meeting of stockholders in 2029. The term of office of the current Class II directors expires at the annual meeting of stockholders in 2027. The term of office of the current Class III directors expires at the annual meeting of stockholders in 2028.

At each annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

The articles provide that, subject to the rights of the holders of any series of preferred stock and pursuant to the requirements of the NRS, directors may be removed from office upon the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the Registrant’s outstanding capital stock entitled to vote on such matter, voting together as a single class.

The articles provide that, subject to the rights of the holders of any series of preferred stock, vacancies on the board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the board will shorten the term of any incumbent director, except as may be provided with respect to any additional director elected by the holders of the applicable series of preferred stock.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Registrant.

Limitation on Liability and Indemnification

To the fullest extent permitted by the NRS, the Registrant’s directors and officers are not liable to the Registrant or any of its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer. Under Nevada law, unless otherwise provided in the articles of incorporation or pursuant to certain statutory exceptions, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of an act or failure to act in his or her capacity as a director or officer unless the statutory presumption that such person acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted and it is proven that the act or failure to act constituted a breach of a fiduciary duty as a director or officer and such breach involved intentional misconduct, fraud or a knowing violation of law.

The articles provide that, to the fullest extent permitted by applicable law, including the NRS, as it presently exists or may hereafter be amended, the Registrant will indemnify any person who was or is a party or is threatened to be made a party or is otherwise involved in any investigation, threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person, or a person for whom such person is the legal representative, is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director, officer, manager (of a limited liability company), employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to nonprofit entities or employee benefit plans, against all expenses, including reasonable attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the investigation, action, suit or proceeding.

No Stockholder Action by Written Consent; Special Meetings

The articles provide that (except as otherwise provided in the terms of any series of preferred stock), any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and, pursuant to NRS 78.320(2), the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. Except as otherwise required by law or by another provision of the articles and subject to the rights of the holders of any series of the Registrant’s preferred stock, special meetings of the Registrant’s stockholders for any purpose or purposes will be called by its Secretary only (a) at the written request of the holders of not less than 66⅔% of the total voting power of the Registrant’s outstanding capital stock or (b) at the request of at least 75% of the members of the board then in office. The Registrant’s bylaws provide that no business other than that stated in the notice of special meeting will be transacted at any special meeting.

Amendments

The articles provide that, subject to the rights of the holders of any series of the Registrant’s preferred stock, the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of the Registrant’s outstanding capital stock entitled to vote on such matter, voting together as a single class, is required to adopt, amend or repeal any provision of the articles or to add or insert any provision in the articles, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Nevada law does not require the consent of the Registrant’s stockholders or (2) which has been approved by at least 75% of the members of its board then in office. The articles further provide that the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of its outstanding capital stock entitled to vote on such matter, voting together as a single class, is required to adopt, amend or repeal any provision of its bylaws, provided that the foregoing enhanced voting requirement will not apply to, and no vote of stockholders is required to authorize, any adoption, amendment or repeal of the bylaws approved by the affirmative vote of not less than 75% of the members of its board then in office.

Supermajority Voting Provisions

In addition to the supermajority voting provisions discussed under “—Amendments” above, the articles provide that, subject to the rights of the holders of any series of the Registrant’s preferred stock, the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of its outstanding capital stock entitled to vote on such matter, voting together as a single class, is required for:

•	its merger or consolidation with or into any other corporation, provided, that the foregoing voting provision will not apply to any such merger or consolidation (1) as to which the laws of the State of Nevada, as then in effect, do not require the vote of the Registrant’s stockholders, or (2) that at least 75% of the members of the board then in office have approved;

•	the sale, lease or exchange of all, or substantially all, of its assets, provided, that the foregoing voting provisions will not apply to any such sale, lease or exchange that at least 75% of the members of the board then in office have approved; or

•	its dissolution, provided, that the foregoing voting provision will not apply to such dissolution if at least 75% of the members of the board then in office have approved such dissolution.

Corporate Opportunities Waiver

The articles acknowledge that the Registrant may have overlapping directors and officers with other entities that compete with the Registrant’s businesses and that the Registrant may engage in material business transactions with such other entities. The articles provide that the Registrant renounces its rights to certain business opportunities and the articles provide that no director or officer of the Registrant will breach their fiduciary duty and therefore be liable to the Registrant or its stockholders by reason of the fact that any such individual directs a corporate opportunity to another person or entity instead of the Registrant, or does not refer or communicate information regarding such corporate opportunity to the Registrant, unless (x) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of the Registrant or as a director or officer of the Registrant’s subsidiaries and (y) such opportunity relates to a line of business in which the Registrant or any of its subsidiaries is then directly engaged.

Exclusive Forum and Jury Trial Waiver

The articles provide that, unless the Registrant consents in writing to an alternative forum, and to the fullest extent permitted by law, including the applicable jurisdictional requirements and laws of the United States, the Eighth Judicial District Court of the State of Nevada, in Clark County, Nevada (or if the Nevada Eighth Judicial District Court does not have jurisdiction, any other state district court located in the State of Nevada, and if no state district court in the State of Nevada has jurisdiction, any federal court located in the State of Nevada), will, to the fullest extent permitted by law, be the exclusive forum for any and all actions, suits and proceedings, whether civil, administrative or investigative or that asserts any claim or counterclaim that are “internal actions” as defined under the NRS. In addition, the articles provide that, unless the Registrant consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

The articles further provide that, for the avoidance of doubt, this exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other claim for which the federal courts of the United States have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Further, to the fullest extent permitted by applicable law, the articles require that all “internal actions” to be tried in a Nevada court must be tried before the presiding judge as the trier of fact, and not before a jury. This requirement must conclusively operate as a waiver of the right to trial by jury by each party to any “internal action” to which this requirement applies.

Anti-Takeover Provisions

NRS 78.411 through 78.444, inclusive (the “Nevada Combinations Statutes”) prohibit certain “combinations” with “interested stockholders” and NRS 78.378 through 78.3793, inclusive (the “Nevada Control Share Statutes”) prohibit certain persons who acquire a controlling interest in a corporation from exercising voting rights of any “control shares,” in each case subject to certain exceptions. The Registrant has elected not to be governed by the Nevada Combinations Statutes and has opted out of the provisions of the Nevada Control Share Statutes in its articles.

Item 2. Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A/A.

Exhibit No.	Description
3.1	Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 12, 2026 (File No. 001-35707) (the “Reincorporation 8-K”))
3.2	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Reincorporation 8-K)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 12, 2026	LIBERTY MEDIA CORPORATION

	By:	/s/ Brittany A. Uthoff
	Name:	Brittany A. Uthoff
	Title:	Vice President and Assistant Secretary